Exhibit 99.1

GFL Environmental Reports First Quarter 2022 Results and Increases Full Year Guidance

•	Organic revenue growth of 11.3%[1] results in revenue of $1,401.4 million, an increase of 27.4%[1]

•	Solid Waste price and surcharges of 6.6%, highest in Company history

•	Adjusted EBITDA[2] of $354.4 million, increase of 19.0%[1]; Net income from continuing operations of $137.0 million; Adjusted Net Income from continuing operations[2] of $22.4 million

•	Adjusted EBITDA margin[2] of 25.3%; Solid Waste Adjusted EBITDA margin[2] of 29.9%

•	Adjusted Cash Flows from Operating Activities[2] of $234.9 million; cash flows from operating activities of $176.0 million; Adjusted Free Cash Flow[2] of $118.6 million

•	Adjusted earnings per share from continuing operations[2] of $0.06; Earnings per share from continuing operations of $0.32

•	Year-to-date completed acquisitions generating approximately $300 million in annualized revenue

VAUGHAN, ON, May 4, 2022 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL”, “we”, “our” or the “Company”) today announced its results for the first quarter of 2022.

“I am extremely proud of the hard work and commitment of our over 18,000 employees as we had yet another exceptional start to the year,” said Patrick Dovigi, Founder and Chief Executive Officer of GFL. “The 27.4% revenue growth over the first quarter of 2021 was driven by the quality of our pricing strategies, meaningful volume improvements and outperformance from the M&A we completed in 2021. Normalizing for the non-recurring margin benefits we realized in the first quarter of 2021, our record Solid Waste pricing drove underlying margin expansion. We achieved these extraordinary results despite the impact from severe winter weather conditions, acute labour pressures early in the year from Omicron and increased inflationary costs, demonstrating the resilience of our business model and the effectiveness of our growth strategies.”

Mr. Dovigi added, “We remain focused on executing on our strategy to create long-term value for all stakeholders. We completed nine acquisitions during this quarter and an additional 12 acquisitions after the quarter-end, including the acquisition of Sprint Waste Services. These acquisitions, the majority of which were small tuck-in acquisitions, have meaningfully densified our Solid Waste footprint within the markets we serve. Our outsized M&A activity during the first part of this year is expected to contribute annualized revenue of approximately $300 million. We also continued to make good progress on the RNG projects at four landfills, for which we have agreements in place, with an additional eight sites under varying stages of negotiation and development.”

“In addition to the acquisitions completed year-to-date, we have received cash consideration of approximately $91.9 million from the sale of non-core assets and $224.0 million from the spin-off of GFL Infrastructure Group to Green Infrastructure Partners, the proceeds of which are being redeployed in our organic and inorganic growth strategies. The spin-off provides us the opportunity to leverage the greater weighting in our Solid Waste segment both organically and through accretive acquisitions. We also believe that our approximately 45% equity investment in Green Infrastructure Partners, which combines GFL Infrastructure Group with the business of Coco Paving to form a leading Canadian provider of vertically integrated infrastructure services with $1.1 billion in annualized revenues, will result in significant value creation for our shareholders over the long-term.”

Mr. Dovigi concluded, “Our success in the first quarter sets us up for a strong 2022. We continue to see upside opportunities ahead of us this year, driven by our organic initiatives and our robust M&A pipeline. With the strength of our first quarter results, we are well on track to exceed the high end of our full year guidance range and expect to provide a guidance update for our base business when we report our second quarter results. However, based on the success of our M&A strategy in the first quarter, we are increasing our guidance at this time to reflect the incremental contribution from acquisitions completed so far this year.”

First Quarter Results1

•	Revenue increased by 27.4% to $1,401.4 million in the first quarter of 2022 compared to the first quarter of 2021. Solid Waste revenue organic growth of 10.3%, including:

o	6.4% from core pricing and 0.2% from surcharges, compared to a combined 4.0% in the first quarter of 2021.

o	2.6% from positive volume (3.1% excluding non-recurring MRF volumes), compared to 0.4% in the first quarter of 2021 (negative 3.2% excluding non-recurring MRF volumes).

•	Environmental Services revenue of $231.7 million, including organic growth of 19.3% driven by the strength of industrial collection and processing revenue.

•

Adjusted EBITDA[2] increased by 19.0% to $354.4 million in the first quarter of 2022 compared to the first quarter of 2021. Adjusted EBITDA margin[2] was 25.3% in the first quarter of 2022 compared to 27.1% in the first quarter of 2021. Solid Waste Adjusted EBITDA margin[2] was 29.9% in the first quarter of 2022 compared to 31.0% in the first quarter of 2021.

o	Underlying Solid Waste Adjusted EBITDA margin[2] expansion when normalizing the first quarter of 2021 for typical seasonality profile.
o	Fuel costs and the impact of M&A resulted in a combined 135 basis point headwind to Solid Waste Adjusted EBITDA margin[2], compared to the first quarter of 2021.
o	Overall and Solid Waste Adjusted EBITDA margins[2] were ahead of expectations when excluding the impact of fuel costs and segment mix.

•	Net income from continuing operations increased to $137.0 million in the first quarter of 2022 compared to a net loss of $283.7 million in the first quarter of 2021.

•	Adjusted Free Cash Flow[2] increased to $118.6 million in the first quarter of 2022 compared to $116.9 million in the first quarter of 2021.

o	Interest paid in cash was $96.9 million in the first quarter of 2022 compared to $42.0 million in the first quarter of 2021, an increase primarily attributable to a non-linear cadence of cash interest payments in 2021.

o	$12.2 million of initial capital investment incurred in the first quarter of 2022 for the development and construction of renewable natural gas facilities operated as joint ventures.

o

Capital expenditures were $203.2 million in the first quarter of 2022 compared to $131.3 million in the first quarter of 2021. Offsetting the increase was $91.9 million of proceeds from asset disposals realized in the first quarter of 2022.

Guidance Update3

Based solely on the expected contribution of the acquisitions completed so far this year, net of divestitures completed during the quarter, the previously provided guidance for 2022 is being increased as follows:

•	Revenue is estimated to be between $6,000 million and $6,100 million (previously between $5,825 million and $5,925 million).

•	Adjusted EBITDA[3] is estimated to be between $1,680 million and $1,720 million (previously between $1,625 million and $1,665 million).

•	Adjusted Free Cash Flow[3] is estimated to be between $645 million and $675 million (previously between $625 million and $655 million).

Any non-M&A related guidance updates are expected to be provided together with the reporting of the Company’s results for the second quarter of 2022. Implicit in forward-looking information in respect of our expectations for 2022 are certain current assumptions, including, among others, no changes to the current economic environment and that none of the jurisdictions in which GFL operates institute additional COVID-19 emergency measures including shelter-in-place or similar orders. The updated 2022 guidance assumes GFL will continue to execute on its strategy of organically growing our business, leveraging our scalable network to attract and retain customers across multiple service lines, realize operational efficiencies, and extract procurement and cost synergies. See “Forward-Looking Information”.

(1)	Certain revenue disaggregation and segment reporting balances in prior periods have been re-presented for consistency with the current period presentation in relation to GFL’s Infrastructure services division (“GFL Infrastructure”) which has been classified as held for sale and presented as discontinued operations. For additional information, refer to Note 2 and Note 18 in our Interim Financial Statements. Our soil remediation division, previously included in our Infrastructure and Soil Remediation segment, has been combined with the Liquid Waste segment and renamed “Environmental Services”.

(2)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

(3)

Information contained in the section titled “Guidance Update” includes Adjusted EBITDA and Adjusted Free Cash Flow which is a non-IFRS measure. Due to the uncertainty of the likelihood, amount and timing of effects of events or circumstances to be excluded from these measures, GFL does not have information available to provide a quantitative reconciliation of such projections to comparable IFRS measures. See “Non-IFRS Measures” below. See First Quarter Results for the equivalent historical non-IFRS measure.

Q1 2022 Earnings Call

GFL will host a conference call related to our first quarter earnings on Thursday, May 5, 2022 at 8:30 am Eastern Time. A live audio webcast of the conference call can be accessed by logging onto our Investors page at investors.gflenv.com or by clicking here. Listeners may access the call toll-free by dialing 1-844-200-6205 (access code: 373100) approximately 15 minutes prior to the scheduled start time.

We encourage participants who will be dialing in to pre-register for the conference call using the following link: https://www.incommglobalevents.com/registration/q4inc/10460/gfl-environmental-q1-earnings-call/. Callers who pre-register will be given a conference access code and PIN to gain immediate access to the call and bypass the live operator on the day of the call. Participants may pre-register at any time, including up to and after the call start time. For those unable to listen live, an audio replay of the call will be available until May 19, 2022 by dialing 1-866-813-9403 (access code: 482902).

Investor Day to be Held on May 24, 2022

We will be hosting our first Investor Day on May 24, 2022 in New York City. Join members of senior management for a discussion of our growth strategies, capital allocation plan, sustainability initiatives and financial objectives. The presentations will be available by live webcast for those unable to attend in person. Investors and analysts are invited to register for the event by clicking here.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management, liquid waste management and soil remediation services through its platform of facilities across Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 18,000 employees.

GFL will be hosting its second annual general meeting of shareholders as a public company on May 18, 2022. A copy of the amended management information circular for the meeting is available on its website at investors.gflenv.com and on www.sedar.com.

For more information, visit our web site at gflenv.com. To subscribe for investor email alerts please visit investors.gflenv.com or by clicking here.

Forward-Looking Information

This release includes certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable U.S. and Canadian securities laws, respectively. Forward-looking information includes all statements that do not relate solely to historical or current facts and may relate to our future outlook, financial guidance and anticipated events or results and may include statements regarding our financial performance, financial condition or results, business strategy, growth strategies, budgets, operations and services. Particularly, statements regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward-looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, is subject to known and unknown risks, uncertainties, assumptions and other important factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to certain assumptions set out herein in the section titled “Guidance Update”; our ability to obtain and maintain existing financing on acceptable terms; our ability to source and execute on acquisitions on terms acceptable to us; our ability to find purchasers for non-core assets on terms acceptable to us; currency exchange and interest rates; the impact of competition; the changes and trends in our industry or the global economy; changes in laws, rules, regulations, and global standards; and the duration and severity of the COVID-19 pandemic, including variants, and its impact on the economy, the North American financial markets, our operations, our M&A pipeline and our financial results. Other important factors that could materially affect our forward-looking information can be found in the “Risk Factors” section of GFL’s annual information form for the year ended December 31, 2021 and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. Shareholders, potential investors and other readers are urged to consider these risks carefully in evaluating our forward-looking information and are cautioned not to place undue reliance on such information. There can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors not currently known to us or that we currently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The forward-looking information contained in this release represents our expectations as of the date of this release (or as the date it is otherwise stated to be made), and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable U.S. or Canadian securities laws. The purpose of disclosing our financial outlook set out in this release is to provide investors with more information concerning the financial impact of our business initiatives and growth strategies.

Non-IFRS Measures

This release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

EBITDA represents, for the applicable period, net income (loss) from continuing operations plus (a) interest and other finance costs, plus (b) depreciation and amortization of property and equipment, landfill assets and intangible assets, less (c) the provision for income taxes, in each case to the extent deducted or added to/from net income (loss) from continuing operations. We present EBITDA to assist readers in understanding the mathematical development of Adjusted EBITDA. Management does not use EBITDA as a financial performance metric.

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable from EBITDA, certain expenses, costs, charges or benefits incurred in such period which in management's view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including: (a) (gain) loss on foreign exchange, (b) (gain) loss on sale of property and equipment, (c) mark-to-market (gain) loss on Purchase Contracts, (d) share-based payments, (e) gain on divestiture, (f) transaction costs, and (g) acquisition, rebranding and other integration costs (included in cost of sales related to acquisition activity). We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business. As we continue to grow our business, we may be faced with new events or circumstances that are not indicative of our underlying business performance or that impact the ability to assess our operating performance.

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Management and other users of our financial statements including our lenders and investors use Adjusted EBITDA margin to facilitate a comparison of the operating performance of each of our operating segments on a consistent basis reflecting factors and trends affecting our business.

Acquisition EBITDA represents, for the applicable period, management's estimates of the annual Adjusted EBITDA of an acquired business, based on its most recently available historical financial information at the time of acquisition, as adjusted to give effect to (a) the elimination of expenses related to the prior owners and certain other costs and expenses that are not indicative of the underlying business performance, if any, as if such business had been acquired on the first day of such period (“Acquisition EBITDA Adjustments”), and (b) contract and acquisition annualization for contracts entered into and acquisitions completed by such acquired business prior to our acquisition. Further adjustments are made to such annual Adjusted EBITDA to reflect estimated operating cost savings and synergies, if any, anticipated to be realized upon acquisition and integration of the business into our operations. We use Acquisition EBITDA for the acquired businesses to adjust our Adjusted EBITDA to include a proportional amount of the Acquisition EBITDA of the acquired businesses based upon the respective number of months of operation for such period prior to the date of our acquisition of each such business.

Adjusted Cash Flows from Operating Activities represents cash flows from operating activities adjusted for (a) operating cash flows from discontinued operations, (b) prepayment penalties for early note redemption, (c) transaction costs, (d) acquisition, rebranding and other integration costs, (e) M&A related net working capital investment, and (f) cash interest paid on TEUs. Management uses Adjusted Cash Flows from Operating Activities to evaluate and monitor the ongoing financial performance of GFL.

Adjusted Free Cash Flow represents Adjusted Cash Flows from Operating Activities adjusted for (a) proceeds from asset divestitures, (b) normalization for excess proceeds from asset divestitures, (c) proceeds on disposal of assets, (d) investment in joint ventures and associates, and (e) purchase of property and equipment and intangible assets. Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow are supplemental measures used by investors as a valuation and liquidity measure in our industry. Management uses Adjusted Free Cash Flow to evaluate and monitor the ongoing financial performance of GFL.

Adjusted Net Income (Loss) from continuing operations represents net income (loss) for continuing operations adjusted for (a) amortization of intangible assets, (b) ARO discount rate depreciation adjustment, (c) incremental depreciation of property and equipment due to recapitalization, (d) prepayment penalties for early note redemption, (e) amortization of deferred financing costs (f) mark-to-market (gain) loss on Purchase Contracts, (g) gain on divestiture, (h) (gain) loss on foreign exchange, (i) transaction costs, (j) acquisition, rebranding and other integration costs, (k) TEU amortization expense, and (l) the tax impact of the forgoing. Adjusted earnings (loss) per share from continuing operations is defined as Adjusted Net Income (Loss) from continuing operations divided by the weighted average shares in the period. We believe that Adjusted earnings (loss) per share from continuing operations provides a meaningful comparison of current results to prior periods' results by excluding items that GFL does not believe reflect its fundamental business performance.

Net Leverage is a supplemental measure used by management to evaluate borrowing capacity and capital allocation strategies. Net Leverage is equal to our total long-term debt, as adjusted for fair value, deferred financings and other adjustments and reduced by our cash, divided by Run-Rate EBITDA.

Run-Rate EBITDA represents Adjusted EBITDA for the applicable period as adjusted to give effect to management's estimates of (a) Acquisition EBITDA Adjustments (as defined above) and (b) the impact of annualization of certain new municipal and disposal contracts and cost savings initiatives, entered into, commenced or implemented, as applicable, in such period, as if such contracts or costs savings initiatives had been entered into, commenced or implemented, as applicable, on the first day of such period. Run-Rate EBITDA has not been adjusted to take into account the impact of the cancellation of contracts and cost increases associated with these contracts. These adjustments reflect monthly allocations of Acquisition EBITDA for the acquired businesses based on straight line proration. As a result, these estimates do not take into account the seasonality of a particular acquired business. While we do not believe the seasonality of any one acquired business is material when aggregated with other acquired businesses, the estimates may result in a higher or lower adjustment to our Run-Rate EBITDA than would have resulted had we adjusted for the actual results of each of the acquired businesses for the period prior to our acquisition. We primarily use Run-Rate EBITDA to show how GFL would have performed if each of the interim acquisitions had been consummated at the start of the period as well as to show the impact of the annualization of certain new municipal and disposal contracts and cost savings initiatives. We also believe that Run-Rate EBITDA is useful to investors and creditors to monitor and evaluate our borrowing capacity and compliance with certain of our debt covenants. Run-Rate EBITDA as presented herein is calculated in accordance with the terms of our revolving credit agreement.

All references to “$” in this press release are to Canadian dollars, unless otherwise noted.

For further information:

Patrick Dovigi, Founder and Chief Executive Officer,

+1 905-326-0101

pdovigi@gflenv.com

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(In millions of dollars except per share amounts)

	Three months ended March 31,
	2022	2021(1)
Revenue	$1,401.4	$1,099.6
Expenses
Cost of sales	1,265.6	1,008.8
Selling, general and administrative expenses	162.7	126.8
Interest and other finance costs	99.7	91.2
(Gain) loss on sale of property and equipment	(1.8)	0.8
Gain on foreign exchange	(58.6)	(39.0)
Mark-to-market (gain) loss on Purchase Contracts	(174.9)	228.3
Gain on divestiture	(6.5)	—
	1,286.2	1,416.9
Earnings (loss) before income taxes	115.2	(317.3)
Current income tax expense	6.9	1.8
Deferred tax recovery	(28.7)	(35.4)
Income tax recovery	(21.8)	(33.6)
Net income (loss) from continuing operations	137.0	(283.7)
Net (loss) income from discontinued operations	(109.6)	1.7
Net income (loss)	27.4	(282.0)

Items that may be subsequently reclassified to net income (loss)
Currency translation adjustment	(91.4)	(76.8)
Fair value movements on cash flow hedges, net of tax	(22.4)	(5.8)
Other comprehensive loss from continuing operations	(113.8)	(82.6)
Comprehensive income (loss) from continuing operations	23.2	(366.3)
Comprehensive (loss) income from discontinued operations	(109.6)	1.7
Total comprehensive loss	$(86.4)	$(364.6)

Basic and diluted earnings (loss) per share(2)
Continuing operations	$0.32	$(0.82)
Discontinued operations	(0.30)	—
Total operations	$0.02	$(0.82)

Weighted average number of shares outstanding(3)	364,035,921	360,377,813
Diluted weighted average number of shares outstanding(3)	366,549,527	360,377,813

(1)	Comparative figures have been re-presented, refer to Note 18 in our Interim Financial Statements.

(2)	Basic and diluted earnings (loss) per share is calculated on net income (loss) adjusted for amounts attributable to preferred shareholders. Refer to Note 10 in our Interim Financial Statements.

(3)	Basic and diluted loss per share includes the minimum conversion of TEUs into subordinate voting shares, which as at March 31, 2022 represented 25,659,880 subordinate voting shares (33,662,500 subordinate voting shares as at March 31, 2021).

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In millions of dollars)

	March 31, 2022	December 31, 2021
Assets
Cash	$189.3	$190.4
Trade and other receivables, net	844.6	1,134.7
Prepaid expenses and other assets	152.6	170.6
Assets held for sale	572.3	—
Current assets	1,758.8	1,495.7

Property and equipment, net	5,656.2	6,010.6
Intangible assets, net	3,174.4	3,330.0
Investments accounted for using the equity method	21.3	—
Other long-term assets	35.9	36.3
Goodwill	7,295.9	7,501.1
Non-current assets	16,183.7	16,878.0
Total assets	$17,942.5	$18,373.7

Liabilities
Accounts payable and accrued liabilities	1,119.0	1,319.7
Income taxes payable	30.7	25.8
Long-term debt	16.6	17.2
Lease obligations	47.3	50.9
Due to related party	12.8	12.8
Tangible equity units	1,081.6	56.9
Landfill closure and post-closure obligations	37.7	39.1
Liabilities held for sale	97.3	—
Current liabilities	2,443.0	1,522.4

Long-term debt	8,000.1	7,961.8
Lease obligations	285.4	257.4
Other long-term liabilities	39.8	41.0
Due to related party	11.6	18.0
Deferred income tax liabilities	653.4	723.9
Tangible equity units	—	1,231.6
Landfill closure and post-closure obligations	810.7	841.5
Non-current liabilities	9,801.0	11,075.2
Total liabilities	12,244.0	12,597.6

Shareholders’ equity
Share capital	8,463.2	8,462.9
Contributed surplus	90.6	77.4
Deficit	(2,487.8)	(2,510.5)
Accumulated other comprehensive loss	(367.5)	(253.7)
Total shareholders’ equity	5,698.5	5,776.1
Total liabilities and shareholders’ equity	$17,942.5	$18,373.7

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of dollars)

	Three months ended March 31,
	2022	2021
Operating activities
Net income (loss)	$27.4	$(282.0)
Adjustments for non-cash items
Depreciation of property and equipment	231.7	203.6
Amortization of intangible assets	125.7	111.0
Gain on divestiture	(6.5)	—
Impairment related to discontinued operations	109.8	—
Interest and other finance costs	103.2	92.1
Share-based payments	13.5	9.7
Gain on unrealized foreign exchange on long-term debt and TEUs	(58.7)	(38.9)
(Gain) loss on sale of property and equipment	(1.8)	0.8
Mark-to-market (gain) loss on Purchase Contracts	(174.9)	228.3
Current income tax expense	7.0	2.0
Deferred tax recovery	(30.6)	(35.5)
Interest paid in cash on Amortizing Notes component of TEUs	(0.7)	(1.3)
Interest paid in cash, excluding interest paid on Amortizing Notes	(96.2)	(40.7)
Income taxes paid in cash, net	(0.4)	(0.2)
Changes in non-cash working capital items	(69.6)	(34.1)
Landfill closure and post-closure expenditures	(2.9)	(2.1)
	176.0	212.7
Investing activities
Proceeds on disposal of assets	91.9	3.8
Purchase of property and equipment	(203.2)	(131.3)
Investment in joint ventures and associates	(12.2)	—
Business acquisitions, net of cash acquired	(67.1)	(68.3)
	(190.6)	(195.8)
Financing activities
Repayment of lease obligations	(16.6)	(14.8)
Issuance of long-term debt	238.5	447.4
Repayment of long-term debt	(166.9)	(418.5)
Payment of contingent purchase consideration and holdbacks	(10.2)	(15.0)
Repayment of Amortizing Notes	(14.0)	(13.5)
Dividends issued and paid	(4.7)	(4.2)
Payment of financing costs	(0.1)	(3.7)
Repayment of loan to related party	(6.4)	(6.4)
	19.6	(28.7)

Increase (decrease) in cash	5.0	(11.8)
Changes due to foreign exchange revaluation of cash	(6.1)	(4.3)
Cash, beginning of quarter	190.4	27.2
Cash, end of quarter	$189.3	$11.1

SUPPLEMENTAL DATA

You should read the following information in conjunction with our audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2021 as well as our unaudited Interim Financial Statements and notes thereto for the three months ended March 31, 2022.

Revenue Growth

The following table summarizes the revenue growth in our segments:

	Three months ended March 31, 2022
	Contribution from Acquisitions	Organic Growth	Foreign Exchange	Total Revenue Growth
Solid Waste
Canada	9.2%	8.4%	—%	17.6%
USA	8.2	11.1	—	19.3
Solid Waste	8.5	10.3	—	18.8
Environmental Services(1)	82.3	19.3	—	101.6
Total	16.2%	11.3%	—%	27.4%

(1)	Environmental Services is the combination of our Liquid Waste segment and the soil remediation division, previously included in our Infrastructure and Soil Remediation segment.

Detail of Solid Waste Organic Growth

The following table summarizes the components of our Solid Waste organic growth for the period indicated:

Three months ended March 31, 2022
Price and surcharges	6.6%
Volume	2.6
Commodity price	1.1
Total Solid Waste organic growth	10.3%

Operating Segment Results

The following tables summarize our operating segment results for the periods indicated, excluding the results of GFL Infrastructure which has been classified as discontinued operations:

	Three months ended March 31, 2022			Three months ended March 31, 2021(1)
($ millions)	Revenue	Adjusted EBITDA(2)	Adjusted EBITDA Margin(3)	Revenue	Adjusted EBITDA(2)	Adjusted EBITDA Margin(3)
Solid Waste
Canada	$355.7	$93.7	26.3%	$302.3	$83.0	27.5%
USA	814.0	256.0	31.4	682.4	222.2	32.6
Solid Waste	1,169.7	349.7	29.9	984.7	305.2	31.0
Environmental Services(4)	231.7	46.4	20.0	114.9	22.2	19.3
Corporate	—	(41.7)	—	—	(29.7)	—
Total	$1,401.4	$354.4	25.3%	$1,099.6	$297.7	27.1%

(1)	Comparative figures have been re-presented, refer to Note 18 in our Interim Financial Statements.

(2)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

(3)	See “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

(4)	Environmental Services is the combination of our Liquid Waste segment and the soil remediation division, previously included in our Infrastructure and Soil Remediation segment.

Net Leverage

The following table presents the calculation of Net Leverage as at the dates indicated:

($ millions)	March 31, 2022		December 31, 2021
Total long-term debt	$8,016.7		$7,979.0
Deferred finance costs and other adjustments	130.7		57.9
Total long-term debt excluding deferred finance costs and other adjustments	7,886.0		7,921.1
Less: cash	(189.3)		(190.4)
	7,696.7		7,730.7
Trailing twelve months Adjusted EBITDA(1)	1,521.0		1,463.7
Acquisition EBITDA Adjustments(2)	107.7		163.8
Run-Rate EBITDA(2)	$1,628.7		$1,627.5
Net Leverage(2)	4.73	x	4.75	x

(1)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

(2)	See “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures and ratios.

Shares Outstanding

The following table presents the total shares outstanding as at the date indicated:

March 31, 2022
Subordinate voting shares	326,237,448
Multiple voting shares	12,062,964
Basic shares outstanding	338,300,412
Effect of dilutive instruments	2,513,606
Minimum conversion of TEUs	25,659,880
Series A Preferred Shares (as converted)	26,424,485
Series B Preferred Shares (as converted)	6,949,431
Diluted shares outstanding	399,847,814

NON-IFRS RECONCILIATION SCHEDULE

Adjusted EBITDA

The tables below set forth the reconciliation of our net income (loss) from continuing operations to EBITDA and Adjusted EBITDA for the periods indicated, excluding the results of GFL Infrastructure which has been classified as discontinued operations:

($ millions)	Three months ended March 31, 2022	Three months ended March 31, 2021(1)
Net income (loss) from continuing operations(2)	$137.0	$(283.7)
Add:
Interest and other finance costs	99.7	91.2
Depreciation of property and equipment	227.0	198.9
Amortization of intangible assets	124.5	110.3
Income tax recovery(2)	(21.8)	(33.6)
EBITDA	566.4	83.1
Add:
Gain on foreign exchange(3)	(58.6)	(39.0)
(Gain) loss on sale of property and equipment	(1.8)	0.8
Mark-to-market (gain) loss on Purchase Contracts(4)	(174.9)	228.3
Share-based payments(5)	11.8	8.9
Gain on divestiture(6)	(6.5)	—
Transaction costs(7)	11.9	12.1
Acquisition, rebranding and other integration costs(8)	6.1	3.5
Adjusted EBITDA	$354.4	$297.7

(1)	Comparative figures have been re-presented, refer to Note 18 in our Interim Financial Statements.

(2)	Subsequent to the original issuance of the March 31, 2021 interim financial statements, GFL determined the mark-to-market loss on Purchase Contracts should not be treated as a temporary difference for deferred income tax purposes. As a result, to correct this immaterial error, income tax recovery decreased by $55.8 million for the three months ended March 31, 2021.

(3)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.

(4)	This is a non-cash item that consists of the fair value “mark-to-market” adjustment on the Purchase Contracts.

(5)	This is a non-cash item and consists of the amortization of the estimated fair value of share-based options granted to certain members of management under share-based option plans.

(6)	Consists of gain resulting from the divestiture of certain non-core post collection assets and ancillary operations.

(7)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(8)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.

Adjusted Net Income from Continuing Operations

The tables below set forth the reconciliation of our net income (loss) from continuing operations to Adjusted Net Income from continuing operations for the periods indicated, excluding the results of GFL Infrastructure which have been classified as discontinued operations:

($ millions)	Three months ended March 31, 2022	Three months ended March 31, 2021(1)
Net income (loss) from continuing operations(2)	$137.0	$(283.7)
Add:
Amortization of intangible assets(3)	124.5	110.3
ARO discount rate depreciation adjustment(4)	2.4	—
Incremental depreciation of property and equipment due to recapitalization	4.5	4.7
Amortization of deferred financing costs	2.9	2.8
Mark-to-market (gain) loss on Purchase Contracts(5)	(174.9)	228.3
Gain on divestiture(6)	(6.5)	—
Gain on foreign exchange(7)	(58.6)	(39.0)
Transaction costs(8)	11.9	12.1
Acquisition, rebranding and other integration costs(9)	6.1	3.5
TEU amortization expense	0.3	0.6
Tax effect(10)	(27.2)	(28.7)
Adjusted Net Income from continuing operations	$22.4	$10.9
Adjusted earnings per share from continuing operations, basic and diluted	$0.06	$0.03

(1)	Comparative figures have been re-presented, refer to Note 18 in our Interim Financial Statements.

(2)	Subsequent to the original issuance of the March 31, 2021 interim financial statements, GFL determined the mark-to-market loss on Purchase Contracts should not be treated as a temporary difference for deferred income tax purposes. As a result, to correct this immaterial error, income tax recovery decreased by $55.8 million for the three months ended March 31, 2021.

(3)	This is a non-cash item and consists of the amortization of intangible assets such as customer lists, municipal contracts, non-compete agreements, trade name and other licenses.

(4)	This is a non-cash item and consists of depreciation expense related to the difference between the ARO calculated using the credit adjusted risk-free discount rate required for measurement of the ARO through purchase accounting compared to the risk-free discount rate required for quarterly valuations.

(5)	This is a non-cash item that consists of the fair value “mark-to-market” adjustment on the Purchase Contracts.

(6)	Consists of gain resulting from the divestiture of certain non-core post collection assets and ancillary operations.

(7)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.

(8)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(9)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.

(10)	Consists of the tax effect of the adjustments to net income (loss).

Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow

The tables below set forth the reconciliation of our cash flows from operating activities to Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow for the periods indicated:

($ millions)	Three months ended March 31, 2022	Three months ended March 31, 2021
Cash flows from operating activities	$176.0	212.7
Less:
Operating cash flows from discontinued operations(1)	35.4	8.2
Cash flows from operating activities - excluding discontinued operations	211.4	220.9
Add:
Transaction costs(2)	11.9	12.1
Acquisition, rebranding and other integration costs(3)	6.1	3.5
M&A related net working capital investment(4)	4.8	1.3
Cash interest paid on TEUs(5)	0.7	1.3
Adjusted Cash Flows from Operating Activities	234.9	239.1
Less:
Proceeds from asset divestitures(6)	85.8	—
Proceeds on disposal of assets	6.1	3.8
Investment in joint ventures and associates(7)	(12.2)	—
Purchase of property and equipment(8)	(196.0)	(126.0)
Adjusted Free Cash Flow	$118.6	$116.9

(1)	Consists of operating cash flows from the discontinued operations. As at March 31, 2022, GFL’s infrastructure services division was classified as held for sale and presented as discontinued operations. Refer to Note 18 in our Interim Financial Statements.

(2)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(3)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.

(4)	Consists of net non-cash working capital in the period in relation to acquisitions.

(5)	Consists of interest paid in cash on the Amortizing Notes.

(6)	Consists of proceeds on divestiture of certain non-core post collection assets and ancillary operations.
(7)	Consists of initial capital investment for the development and construction of renewable natural gas facilities operated as joint ventures.

(8)	Excludes purchase of property and equipment for GFL Infrastructure, which was classified as held for sale and presented as discontinued operations, of $7.2 million for the three months ended March 31, 2022 and $5.4 million for the three months ended March 31, 2021. Refer to Note 18 in our Interim Financial Statements.